Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of Registrant:  Calix, Inc. (CALX)
Name of person relying on exemption: John Chevedden, Calix Shareholder
Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote against Christopher Bowick, member of the Calix Governance Committee

Calix was requested to supplement its 2025 annual meeting proxy to include the shareholder proposal for replacing the anti-democratic 67% shareholder vote requirements of Calix. Shareholder proposals on this important topic often receive more than 90% shareholder approval at a wide range of companies.

It is puzzling that Calix did not include this proposal in its initial March 27, 2025 annual meeting proxy.

This proposal was submitted to Calix well in advance of the Calix shareholder proposal due date and had an independent proof of delivery.

A vote against Christopher Bowick, a member of the Calix Governance Committee, could encourage Calix to supplement its annual meeting proxy with this important shareholder proposal to revise the outdated and undemocratic provisions in the Calix governing documents requiring 67% Calix shareholder votes to improve the governing documents of Calix.

Adoption of this proposal could also pave the way for Calix to adopt annual election of each director. Shareholder proposals on this additional topic often receive more than 90% shareholder approval at a wide range of companies. Annual election of each director can be an important topic for the 2026 Calix annual meeting proxy.